ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 911
Fax +31 26 4422 259
www.arcadis-global.com

EXECUTIVE BOARD

Arnhem, 14 February 2007

Contact: B.A. van der Klift

Direct line: +31 26 377 8330

E-mail: b.a.klift@arcadis.nl

Our ref.: RVB/CD06/599/BvdW

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C.  20549-7010

Subject:

ARCADIS N.V.

Form 20-F for Fiscal Year Ended December 31, 2005

Forms 6-K for the Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006

File No. 0-22628

Dear Mr. Decker:

This letter sets forth the responses of ARCADIS N.V. (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Commission”), contained in a letter dated December 22, 2006 regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) and the Forms 6-K filed by the Company for the Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006.

The staff’s comments and the Company’s responses to these comments are set forth below and are keyed to the sequential numbering of the comments and to the headings used in the staff’s letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

In the responses of the Company set forth below, the Company has provided changes to the 2005 Form 20-F as examples of the additional disclosure or revisions that will be included in its future filings with the Commission.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

2. In yourdiscussion of the developments by geographic segment, you discuss operating income excluding the effect of the amortization of identifiable intangible assets. These amounts appear to constitute non-GAAP financial measures. We note your disclosures regarding non-GAAP financial measures beginning on page 25; however it does not appear that you have provided the disclosures required by Item 10(e) of Regulation S-K for these amounts. Please tell us where these disclosures are provided, or provide the disclosures required by Item 10(e) of Regulation S-K. Please consider revising your discussion to instead discuss the changes between periods in your GAAP financial statement line items.

The Company discussed operating income without excluding the amortization of identifiable intangible assets in the presentation of Developments by Geographic Segment in Item 5.A. on page 17 and 18. For some geographic segments, where the amortization of identifiable intangible assets had a substantial effect on the operating income, the Company also presented the amount of such amortization for the geographic segment. The Company believes this information is useful for investors because it provides further insight in the development of operating income by segment.

In future filings, we will include the following table reconciling the disclosed geographical operating income, which is the most directly comparable US GAAP financial measure, to operating income excluding amortization of intangibles (or EBITA).

Set forth below is a reconciliation, by geographic segment, of operating income to operating income excluding amortization of identifiable intangible assets.

	Netherlands	Other European	United States	Rest of World	Total
(In millions of EUR)		Countries

Operating income as reported	11.5	18.8	18.3	5.8	54.4

Amortization of identifiable intangible assets	2.0	1.4	2.6	—	6.0

EBITA	13.5	20.2	20.9	5.8	60.4
(Operating income excluding amortization of identifiable intangible assets)

The Company provides a more detailed explanation in the responses 4 and 5.

Revenues and Expenses, Page 18

3. You disclosed that you face risks under design, build, finance and operate contracts when you make an advance investment in the development of a project, have an equity interest in the partnership, or enter into obligations for completing or operating the project. Please tell us how you account for your investments in design, build, finance and operate contracts. Please specifically tell us what considerations is given to the guidance provided in IAS 27, IAS 28 and SIC 12.

Advance investments that can be separately identified, measured reliably and are attributable to design, build, finance and operate contracts are accounted for as contract costs only when it is probable that the contract will be obtained. Advance investments in the development of a contract that do not meet these criteria are expensed (IAS 11.21). We determine that it is only probable that a design, build, finance and operate contract will be obtained upon receipt of a contract signed by the client.

The disclosure on page 20 on the critical accounting policies for Costs is also applicable to contract-related advance investments.

When a project is performed by a partnership, IAS 27, IAS 28 or SIC 12 guidance is followed. The consolidated financial statements include the Company’s proportionate share of the contract costs for jointly controlled entities. Non-consolidated companies, in which the Company has significant influence, but not control over the financial and operating management, are valued using the equity method.

Furthermore, we evaluate our investments in partnership projects for potential beneficial interest in accordance with the guidance of SIC 12. Currently, we have no design, build, finance and operate partnership projects identified in which we effectively control the partnership.

In future filings the Company intends to include a more extensive explanation of the accounting policies regarding investments in design, build, and finance and operate contracts similar to the explanation given above.

Results of Operations, page 22

4. Please expand your disclosures to discuss with quantification the business reasons for significant changes in gross revenue, operational costs and operating income. Your disclosures should include a discussion of the specific type of operational costs which led to significant changes in the operational costs and operating income line items between periods. For example, as you stated on page F-37, pension costs for defined benefit pension plans under US GAAP amounted to a 7.4 million euros charge in 2005 and 15.5 million euros charge in 2004; this 8.1 million decrease in costs appears to be material given your operating income increased by 18.9 million euros from the year ended December 31, 2004 to the year ended December 31, 2005. Please refer to Item 5.A of Form 20-F.

5. Please separately discuss the business reasons for the changes between periods in the gross sales and operating income   of each of your reportable segments. Where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change in the segment line item. Please refer to Item 5.A. of Form 20-F

The Company has combined its responses to comments 4 and 5.

The Company operates on a geographical basis and considers those geographical areas to be separate operating segments. The Company considers the geographical segments the primary reporting format. To explain the business reasons for significant changes in gross revenue, operational costs and operating income, the Company will expand the disclosure in Item 5.A. and on page F-16, note 3 (Geographical Area information). In future filings the Company will disclose the significant changes. For 2005 the disclosure is as follows:

Gross revenue

Gross revenue increased by EUR 100 millions, or 11% during 2005. The most significant growth was realized in the United States, for which gross revenue increased by EUR 82 million. During 2005, gross revenue for the Netherlands decreased by EUR 13 million, or 4%. The other European countries segment and the rest of the world segment showed increases in gross revenue of EUR 13 million, or 5%, and EUR 19 million, or 25%, respectively.

The Netherlands

During 2005, gross revenue for the Netherlands decreased by EUR 13 million. This decline was due to negative acquisition growth (EUR 5 million), negative organic growth (EUR 5 million) and the one-time effect resulting from certain divestments (EUR 3 million).

•                  Acquisition growth was negative in 2005 because in the second half 2004 some subsidiaries were divested, which resulted in decreased gross revenue in 2005.

•                  Organic growth was negative in 2005 mainly due to fewer projects in 2005 than in 2004 with a high level of subcontracting, which generally result in higher gross revenue as well as expenses.

•                  Gross revenue increased in 2004 as a result of the net proceeds received from the sale of some subsidiaries and part of the contracting business in 2004.

United States

Gross revenue for the United States increased EUR 82 million driven by acquisition growth (EUR 60 million), organic growth (EUR 21 million) and a currency effect (EUR 1 million).

•                  Acquisition growth was due to several acquisitions in 2004 and 2005 but was partly offset by the sale of part of our detailed engineering business in 2005.

•                  Organic growth was due especially to growth in the environmental market and the land development market which grew strongly.

•                  Currency effect was due to the higher average dollar rate in 2005, compared to 2004.

Other European countries

In the other European countries, gross revenue increased by EUR 13 million, divestments caused a decrease of EUR 4 million, organic growth contributed EUR 16 million and the currency effect was EUR 1 million.

•                  Negative acquisition growth was due to the sale of the Spanish company Grupo EP in 2005, while there was positive acquisition growth in Belgium, Poland and the UK.

•                  Organic growth was experienced in all operating companies. Belgium, France and Poland showed significant organic growth:

•                  In Belgium, good market circumstances resulted in all business units showing strong organic growth.

•                  In France, the infrastructure market was strong and our Czech Republic subsidiary, a subsidiary of French operating company, performed well.

•                  In Poland, we entered into a new GRiP™ project that produced significant gross revenue.

•                  A positive currency effect of the Polish Zloty of EUR 1 million.

Rest of the World

In the rest of the world, gross revenue increased by EUR 19 million, driven by strong organic growth of EUR 15 million and a strong positive currency effect of

EUR 9 million, partly offset by a decrease in acquisition growth of EUR 5 million.

•                  Acquisition growth was negative due to the divestment of Renardet S.A (Switzerland) / Sauti (Italy) in 2005.

•                  EUR 15 million of the organic growth was contributed by operations in Brazil. The Brazilian market was very positive and general investment levels in Brazil were increasing, resulting in a strong demand for our project management capabilities.

•                  The positive currency effect was almost completely caused by the value of the Brazilian Real resulted in an increase of EUR 9 million.

Operational costs per geographical segment

Operational costs increased by EUR 47 million to EUR 628 million, or 8%. The increase in terms of percentage of operational cost (8%) is lower than the increase in net revenue (11%), mostly due to improvements in staff utilization.

For all geographical segments, the percentage of operational costs related to net revenue decreased.  Both personnel costs and other business costs decreased relatively. The Company focused on higher value added activities and worked more efficiently. The non-recurring effects from the transition to a defined contribution plan under IFRS in pension costs (referring to 20-F, page F-35) increased our operational costs.

The Netherlands

Operational costs decreased, in absolute amounts, for the Netherlands by EUR 13 million. In 2005 operational costs were 91% of net revenues, compared to 93% in 2004.

•                  Restructuring measures (see Item 5.A.) and several divestments and acquisitions had a positive effect on personnel costs.

•                  Certain non-recurring items in 2004 and 2005 also impacted operational costs, including the pension plan donation of EUR 9 million for ARCADIS and EUR 2 million for PRC (net effect of the provision release EUR 13 million). (For more information, see note 14 to our consolidated financial statements on page F-35).

United States

Operational costs increased, in absolute amounts, for the United States by EUR 41 million. However, in 2005 operating costs were 89% of net revenue, compared to 91% in 2004.

•                  Due to acquisitions, we had an increase in staff, which resulted in higher personnel costs.

•                  The utilization of staff increased.

Other European countries

In the other European countries, operational costs increased by EUR 16 million. Operational costs as percentage of net revenue were 88% in 2005, compared to 91% in 2004.

•                  Both other business costs and personnel costs increased in 2005.

•                  Several acquisitions and divestments resulted in a different cost and product mix, comparing 2004 and 2005.

Rest of the World

The increase of operational costs in the rest of the world segment was EUR 3 million; however, in 2005 operational costs were 86% of net revenue, compared to 93% in 2004. In Brazil, the decrease in other business costs relative to net revenue was particularly noticeable.

Operating income

Operating income increased by EUR 18.9 million.  Operating income as a percentage of net revenue increased from 5.6% in 2004, to 7.7% in 2005.

6. Under Operating and Financial review and Prospects on page 19 you disclosed that under the pressure of competition, unfavorable terms may be agreed upon in Master Service Agreements thereby producing a negative effect on your business for a long time. You further disclosed that this type of contract provides a stable source of revenue over a longer period of time. Please discuss whether you have entered into any new customer agreements in at least the current financial year, including Master Service Agreements, in which you think it is reasonably likely that the type of agreements will have a material effect on your future gross sales or operating income. Refer to Item 5.D. of Form 20-F.

The Company did not enter into any agreements, including Master Service Agreements, during 2005, that are likely to have a material effect on the Company’s future gross sales or operating income.

D. Trend information, page 30

7. You present operating income excluding amortization of intangible assets for the first quarter of 2005 and 2006; these amounts appear to constitute Non-GAAP financial measures. We note your disclosures regarding Non-GAAP financial measures beginning on page 25; however, it does not appear that you have provided all of the disclosures required by Item 10(e) of Regulation S-K for these amounts. Please tell us where these disclosures are provided, or provide the disclosures required by Item 10(e) of Regulation S-K.

The Company has presented operating income excluding amortization of intangible assets (or EBITA) for the first quarter of 2005 and 2006. The Company realizes that this is a non-GAAP measure and therefore has provided on page 30 a reconciliation of operating income as reported to the EBITA (operating income excluding amortization of intangible assets). The Company regards the operating income as the IFRS measure most directly comparable to EBITA.

Although the EBITA is a non-GAAP financial measure, the Company uses this measure because it believes it provides a useful basis for comparison of result of operations and promotes maximum transparency with regard to the financial effects of the Company’s ongoing business operations. See the discussion on page 25 of the Form 20-F.

Tabular Disclosure of Contractual Obligations, page 32

8.  It appears that the amount of long-term debt obligations (including interest), capital (finance) lease obligations, and other long-term liabilities reflected under IFRS per your table of contractual obligations is greater than the amount of long-term debt and other long-term liabilities recorded on your balance sheet at December 31, 2005. Please help us understand the differences by providing us with a reconciliation of these amounts as of December 31, 2005

The following table reconciles the amounts in the table on page 32 with the balance sheet at December 31, 2005.

Contractual obligation table	(in thousands of EUR)

Long-term debt including interest	701

Operational lease obligations	142,630

Capital (finance) lease obligations	1,168

Purchase obligations (related to acquisitions)	34,653

Pension plan obligations	113,224

Other long-term obligations	98,532

		390,908

Long-term debt (Note 10)	116,149

Deferred tax liabilities	26,252

Other long-term liabilities	15,818

Total long-term in balance sheet		158,219

Difference		(232,689)

Explanation:

Operational lease obligations	(142,630)

Pension plan obligations	(113,224)

One off pension premium (in balance sheet current liabilities)	(9,510)

Deferred tax liabilities (no contractual obligation)	26,252

Other long-term liabilities (provisions, no contractual obligation)	15,818

Purchase obligations (related to acquisitions, in balance sheet current liabilities)	(6,887)

Current portion of long-term (in balance sheet current liabilities)	(2,456)

Other	(52)
		(232,689)

Financial Statements

Consolidated Statements of Cash Flows, page F-5

9. You present an operating income subtotal, which is computed differently than the operating income amount on your statements of income, and an operating cash flow before changes in working capital and provisions subtotal on your statements of cash flows. Please help us understand how your presentation of these subtotals is in accordance with IAS 7.

The Company has chosen to report the cash flows from operating activities using the indirect method, as described in IAS 7.18(b). The net income of the Company is adjusted for the effects described in IAS 7.20. The net income is also specified in the income statement.

The operating income in the cash flow statement (€ 54,388,000) equals the amount specified in the income statement and is only computed differently in that the calculation starts with net income rather than gross revenue. This follows IAS 7.20 which indicates that in the cash flow statement, profit should be adjusted for non-cash items.

10. You disclosed divestments of consolidated companies and divestments of non-consolidated companies and other non-current assets in cash flows from investing activities in your statements of cash flows. Please tell us what consideration you gave to disclosing the net cash flows attributable to operating, investing and financing activities of discontinued operations. Please refer to paragraph 33(c) of IFRS 5.

The Company does not classify the divested companies as discontinued operations as defined in IFRS 5.32, and therefore IFRS 5.33(c) is not applicable.

The divested companies are not classified as discontinued operations (5.32) because:

a. The divestments do not represent a separate major line of business or geographical area of operations;

b. The divestments are not a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations;

c. The subsidiaries were not acquired exclusively with a view to resale.

Note 1 — Summary of Significant Accounting policies, page F-8

General, page F-8

11. You state that the financial statements have been prepared in accordance with IFRS and its interpretations adopted by the IASB as endorsed by the European Union. Please help us understand whether you determined that there are differences between IFRS as adopted by the EU and IFRS as published by the IASB. If so, please tell us what consideration was given as to whether an audited reconciliation needed to be provided between IFRS as adopted by EU and IFRS as published by the IASB pursuant to Section G of SEC Release No. 33-8567.

The Company has ascertained that there are no material differences between IFRS as adopted by the EU and IFRS as published by the IASB that have impacted the Company’s financial reporting. An audited reconciliation between both IFRS as adopted by the EU and IFRS as published by the IASB is therefore not considered necessary. IFRS as adopted by the EU is the accounting framework used by the Company.

Principles of Consolidation, page F-8

12. On page 5 you state that you account for investments in joint ventures using the proportionate method of consolidation. On page F-8, you list two joint ventures, ARCADIS Aqumen Facility Management B.V. and Biogas Energia Ambiental SA, for which you state that you use the proportionate basis under IFRS. In Note 8 you refer to a number of Dutch joint ventures for which it is not clear whether you use the proportionate consolidation method. Please clarify your disclosure to state whether you use the proportionate method for all joint ventures. Please also tell us where you have provided the disclosures required by paragraph 56 of IAS 31, or tell us what consideration you gave to providing these disclosures.

In note 8, the Company inadvertently used the term “Dutch joint ventures”, instead of the term “investments in associates”. This disclosure will be modified in the Form 20-F for the year ended December 31, 2006.

For the non-consolidated companies mentioned in note 8, the equity method is used, and these companies are accounted for as investments in associates. Therefore IAS 28 is applicable instead of IAS 31.

The Company has applied the disclosure requirements of IAS 28.37.

On page F-42, the disclosure for ARCADIS Aqumen Facility Management B.V. and Biogas Energia Ambiental SA, required by 56 IAS 31 is provided. In future filings this will be part of the notes to the financial statements.

Cash and Cash equivalents, page F-10

13. Please help us understand how you have presented bank overdrafts, including the change in bank overdrafts from period to period, on your statements of cash flows and balance sheets in accordance with paragraph 8 of IAS 7. Note 9 to your financial statements indicates that you have reflected bank overdrafts in other current liabilities on your balance sheets, and the cash and the cash equivalents amount on your statements of cash flows at December 31, 2004 and December 31, 2005 agrees to the amount on your balance sheets. However, your discussion of cash and cash equivalents on page F-10 indicates that bank overdrafts are reflected in cash and cash equivalents. Please clarify.

The Company mistakenly stated on page F-10, under cash and cash equivalents, “Bank overdrafts that are repayable on demand and which form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flow.” This sentence will be deleted in future filings.

The Company reports all bank overdrafts (EUR 2.1 million) as current liabilities and not as cash and cash equivalents. The reporting is the same for the cash flow statement and the balance sheet. As a result, the Company was not required to comply with the conditions stated in IAS 7.8.

Method of Determination of Income — Gross revenue, page F-11

14. Please tell us what consideration you gave to disclosing your revenue recognition accounting policy for changes in the scope of work performed, claims for costs not included in the contract price, and incentive payments. Please refer to paragraphs 12 through 15 of IAS 11.

The Company’s revenue recognition accounting policy complies with IAS 11 paragraphs 12 through 15. In future filings, the following will be disclosed under “Method of Determination of Income in Note 1:

As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognized in income in proportion to the stage of completion of the contract. An expected loss on a contract is recognized immediately in income.

Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent that it is probable that they will result in revenue and can be measured reliably.

The stage of completion is assessed by reference to surveys of work performed. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

15. Please clarify in your disclosure whether the materials, services of third parties, and subcontractors line item includes all materials costs or only certain materials costs. If this line item only includes certain material costs, please separately describe which costs are included and which costs are excluded.

The Company reports all direct project related materials cost under the line item “materials, service of third parties and subcontractors”. Other materials costs that are not direct project related materials are predominantly stationary costs, which are a minor cost item and are reported as operational cost.

16. Please help us understand how your presentation of net revenues, which equals gross sales less materials, services of third parties and subcontractors and sales-related taxes, is in accordance with IAS 1 and IAS 11, including paragraphs 84, 91 and 92 of IAS 1 and paragraphs 11 and 16 of IAS 11.

For the statements of income, the Company uses the framework in accordance with IAS 1.91. The Company is aware that the line item “net revenues” is not a classification mentioned in IAS 1. However IAS 1.83 provides that companies may present additional line items, headings and subtotals on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance.

The Company believes that net revenue is relevant to an understanding of its financial performance; net revenue provides a useful basis for comparison of results with previous years and can be related to the operational costs. When operational costs remain consistent, net revenue is the most important determinant of the Company’s net income.

17. You state that profits on projects are recorded according to the percentage-of-completion method. Please tell us what consideration was given to also disclosing the method used to determine the stage of completion under the percentage of completion. For example, do you use labour hours incurred to total estimated labour hours or costs incurred compared to total estimated costs in determining the stage of completion? Please also tell us what consideration was given to disclosing your accounting policy and any relating assumptions for recording profits on projects accounted for under the percentage-of-completion method. Please refer to paragraphs 25-26 of IAS 11.

The Company uses the metric “costs incurred” compared to “total estimated costs” in determining the stage of completion. Profits on projects are recorded according to the percentage of completion calculated with this metric. Losses are recorded as soon as the loss situation is known. In future filings this will be disclosed.

Note 2 — Acquisitions and Divestments, page F-13

18. You disclosed that you sold your interests in certain entities in 2005 and 2004. Please tell us where you have provided a description of non-current assets or disposal groups that were sold and the other disclosures required by paragraph 41 of IFRS 5, or tell us what consideration you gave to providing these disclosures. Please also tell us where you have disclosed, or tell us what considerations you gave to providing the disclosures required by paragraphs 33(a) and 33(b) of IFRS 5 regarding your discontinued operations in your statements of income or in the notes to your financial statements.

The disposal of the two entities do qualify as discontinued operations under SFAS No. 144 but not under IFRS 5. This is because IFRS does not allow a single cash generating unit that does not represent a major line of business or separate geographical area of operations to be presented as discontinued operations.

The two disposals are cash generating units but not separate business lines. As paragraph 33(a) and 33(b) are only applicable for discontinued operations under IFRS, disclosure is not required for the above-referenced divestments.

19. The table on page F-15 indicates that the total consideration paid during 2005 for acquisitions was 121,259,000 euros, which appears to be higher than the amount recorded on your statement of cash flows related to acquisitions. Please clarify whether consideration paid includes the issuance of equity instruments. In this regard, please tell us what consideration you gave to providing the disclosures required by paragraph 67(d) of IFRS 3.

On page 10, we disclose information about our acquisitions. In future filings, the Company will, with regard to paragraph 67 of IFRS 3, provide the following disclosures.

In the 2005 Form 20-F, such disclosures would have appeared as set forth below.

Set forth below is a reconciliation of “Consideration paid” on page F-15 to “investments in consolidated companies” in the statement of cash flows.

(In thousands of EUR)

Consideration paid (page F-15)	121,259

Acquired cash and cash equivalents in balance sheet of acquirees	19,454

Net consideration	101,805

Payments to be made after 2005	26,766

Investment in consolidated companies (cash flow)	75,039

The Company provides information on the costs of acquisitions for the total of all the acquisitions. Acquisition costs for the individual business combinations are considered very sensitive confidential information which the Company will not disclose due to competitive considerations.

No equity instruments were issued with respect to the 2005 acquisitions.

20. Please tell us what consideration you gave to disclosing the following:

•              percentage of voting equity instruments acquired in accordance  with paragraph 67(c) of IFRS 3;

•              the factors that contributed to costs that resulted in the recognition of goodwill as well as the other disclosures required by paragraph 67(h) of IFRS 3;

•              the disclosures required by paragraph 67 of IFRS 3 for your 2004 acquisitions; and

•              the amount of the acquiree’s profit or loss since the acquisition date included in your financial statements and other related disclosures required by paragraph 67(i) of IFRS 3.

The Company acquired 100% of the voting equity instruments for the four acquired companies specified on page 10.

All acquisitions are accounted for by applying the purchase method. Goodwill represents the difference between the costs of the acquisition and the fair value of the net identifiable assets acquired. There were no intangible assets which could not be recognized or reliably measured. The Company will disclose this information in future filings.

The disclosure of the acquiree’s profit or loss specified per acquiree is not disclosed due to competitive considerations.

21. Given that the table provided on page F-15 indicates that the total assets acquired during 2005 represents approximately 26% of your total assets at December 31, 2004 and given the gross revenue amounts reported on page 10 related to the entities acquired, please help us understand how you determined it was appropriate to aggregate the disclosures required by paragraph 67 of the IFRS 3. Please refer to paragraph 68 of IFRS 3.

In 2005, the Company acquired certain interests of which only BBL was significant. We did not separate the disclosures required by paragraph 67 of IFRS 3 due to competitive reasons.

Note 3 — Segment information, page F-16

22. It appears that you have determined that your primary segment reporting format is based on geographical segments and that your secondary reporting format is based on business segments. Please tell us the factors that you considered in determining that your risks and rates of returns are reflected predominately by the fact that you operate in different geographical areas instead of by different services offered. Please refer to paragraphs 26 through 28 of IAS 14.

The Company is operated on a geographical basis and considers those geographical areas with economic and operating similarities to be separate primary operating segments. The Company mainly operates in a local to local market; therefore risks and rates of returns are reflected predominantly by the geographical market (IAS 14.26).

Management reporting systems, legal structures and consolidation are based on solely geographical segments. Our chief decision-making officer manages our business and allocates resources on geographical basis only (IAS 14.27). The chief decision-making officer does not make decisions about resources to be allocated to the service areas, only on allocations to geographical segments. There are no separate organizational units present within the Company reporting to the chief decision-making officer for the service areas and no manager is held accountable for the overall results of a service area. Therefore the Company determined that there are no secondary business segments recognised.

23. Please tell us what consideration you gave to disclosing whether your geographical segments are based on the location of assets or on the location of customers and correspondingly providing the disclosures required by paragraphs 71 and 72 of IAS 14.

Assets and customers are mainly located in the same geographic segment. Sales to external customers in locations that are different from the location of the companies’ assets constitute far less than 10% of total sales. Disclosures required by paragraph 71 and 72 of IAS 14 are therefore not required.

24. Prior to your presentation of gross revenue by service area, you state that you do not consider these service areas to be reportable segments. Please further clarify what you mean by this statement. It also appears that certain disclosures required by paragraph 70 of IAS 14 for secondary business segments have not been provided. Please further advise how your current disclosures by service area comply with IAS 14. Refer to paragraph 32 of IAS 14.

The Company does not consider the service areas as a primary reporting segment. See our response to comment 22.

25. You state that you manage your segments on an operating income basis. In light of this, please help us understand why you are also presenting EBITA and EBITA on recurring basis as part of your segment income statement information.

The Company manages the geographical segments on EBITA and EBITA on recurring basis. The Company uses these measures because it believes they provide a useful basis for comparison of result of operations. The Company also believes these measures promote maximum transparency with regard to the financial effects of the ongoing business operations. The chief decision maker manages the company on EBITA and especially EBITA on recurring basis, including determining the Company’s strategy and when setting financial goals.

26. You present net income excluding extra ordinaries. Please tell us what consideration you gave to paragraph 85 of IAS 1 in presenting this amount.

For 2005, the Company has not separately presented extraordinary items and will continue not to separately present these in accordance with paragraph 85 of IAS 1. In future filings, the Company will change the wording in Note 3 Segment Information” from “Net income excluding extra ordinaries” to “Net income”.

Note 7 — Intangible assets, page F-21

27. Please tell us what consideration was given to providing the following disclosures regarding your intangible assets:

•              a description of your identifiable intangible assets for each period presented;

•              the information included in the table on page F-21 by class of intangible assets instead of aggregating all identifiable intangible assets in one column; and

•              the useful lives of your finite lived intangible assets and the amortization methods used to amortize your finite lived intangible assets.

Please refer to the paragraphs 118 and 119 of IAS 38.

On page F-21, the Company disclosed the identifiable intangible assets in one column because the Company recognized only one class of intangible assets in 2005 (and earlier) that is material - the profit potential in the backlog. The required information (IAS 38,118 and 119) is mostly presented in this column. In future filings, the Company will include the following information:

The identifiable intangible assets have a finite useful life and are amortized over the estimated useful life based on the expected realization of the underlying profit. See page F-9. The useful lives for the individual intangible assets are related to the portfolio of the underlying projects, the useful life is generally between the 0.5 and 5 years.

Note 8 — Investments in Non-Consolidated Companies, page F-23

28. Given that there appear to be two companies in which you own less than 20 percent of their equity, please tell us what consideration you gave to disclosing the reasons why the presumption that you do not have significant influence is overcome. Refer to paragraph 37(c) of IAS 28.

The Company believes it has significant influence in Breitener Energetica SA and VOF X-pact because the Company is represented on the board of directors and participates in policy making. (IAS 28.7a,b) In future filings the above disclosure will be included.

Note 9 — Other Current Liabilities, page F-25

29. Given that other liabilities represent 24% of total current liabilities at December 31, 2005 and 15% at December 31, 2004, please tell us what consideration you gave to providing further sub classification of this amount or additional information regarding the components of this amount. Please refer to paragraphs 74 and 75 of IAS 1. Please also refer to Rule 5.02.20 of Regulation S-X.

The other current liabilities are composed of several items, which are disclosed below. In future filings the Company will disclose a detailed breakdown of the other current liabilities.

(In thousands of EUR)	2005	2004

Payable to pension funds	13,712	2,214

Accrued incentive compensation/deferred compensation	12,034	6,160

Salaries/ bonuses etc	9,010	5,562

After payment / escrow acquisitions	6,887	1,143

Other *	31,460	23,314

	73,103	38,393

* In future filings the Company will further specify this item “other”.

Note 10 — Long-term debt, page F-26

30. You state that in 2006 certain debt will be refinanced on a long-term basis with a due date in 2011 and is therefore classified as long-term. Please tell us the amount of this debt, and how you determined that the classification of this debt as long-term at December 31, 2005 complies with paragraphs 60 and 64 of IAS 1.

This debt amounts to EUR 76.3 million and is classified as a long-term debt because it concerns a bridge loan which was agreed upon to be refinanced on a long-term basis. This finalization of the refinancing took place on March 17, 2006.

31. Please tell us what consideration you gave to providing additional disclosures regarding the terms of your debt obligations, including whether they are fixed versus floating rate and whether they are subject to any debt covenants.  Please refer to IAS 32.

The Company’s long-term debt increased in 2005 by EUR 103.2 million. The main reason for this increase was the bridge loan for the acquisition of BBL of EUR 76.3 million and long-term delayed payments on acquisitions of EUR 26.8 million. Both of these amounts have fixed interest rates.

The bridge loan was subject to a debt covenant that the gross borrowings to EBITDA ratio should not exceed 3.

All other long-term debts are relatively small bank debts or financial lease debts with relatively short terms and mostly fixed interest rates.

The Company will include similar disclosure to the foregoing in future filings.

Note 13 — Shareholder’s equity, page F-29

32. Please help us understand why the outstanding shares of common stock on your balance sheet of 20,308,742 at December 31, 2004 do not agree to the outstanding shares of common stock at December 31, 2004 in the table provided of 20,298,743.

The number of outstanding shares included in the balance sheet should have been 20,298,743.  The Company made a typographical error.

Note 14 - Commitments and Contingent Liabilities

33. Please tell us what consideration you gave to providing a general description of your significant leasing arrangements. Refer to paragraph 35(d) of IAS 17.

In future filings the Company will include the following statement in its disclosure “The Company’s lease arrangements relate to contracts for leased cars and buildings”. We have over 2,000 lease arrangement for which it would be impracticable to provide additional disclosure on a contract by contract basis. Furthermore, none of the individual lease arrangements are significant and there are no significant provisions included in these lease arrangement that would be meaningful to disclose.

Litigation, Page F-34

34. Your disclosures indicate that you have not recorded a provision related to your litigation issues. Given this, please tell us what consideration you gave to providing the disclosures referred to in paragraph 86 of IAS 37

On page F-28, the Company discloses provisions for litigations matters of EUR 3.7 million as of December 31, 2005. The Company recorded a provision for those litigation matters for which it is probable that an outflow of resources will be required that are not covered by any insurance reimbursement.

Note 15 - Operational Costs

Options expenses and Incentive shares, page F-34

35. Given you state that your options and shares granted are conditional in nature, please tell us what consideration you gave to disclosing the impact of these conditions, if any, on your determination of fair value. Refer to 47(b) (iii) of IFRS 2.

The Company disclosed the conditions in Exhibit 4.8. The condition which impacts the fair value is the condition of continued employment. The Company calculated 15% forfeitures based on long-term experience. This percentage is disclosed on page F-34.

In future filings the Company will disclose that the majority of options and all shares granted are conditional in nature due to continued employment requirements and attaining a performance measure after three years.

Pensions costs, page F-35

36. You state that, due to the transition of the PRC pension plan by the end of 2005 to a defined contribution plan under IFRS, a provision of 13.1 million euros was released to income 2005. Please address the following:

•             please tell us the specific changes that were made which resulted in the transition of this plan to a defined contribution plan as well as when these changes have been made.

•             please tell us how you arrived at the 13.1 million euros amount; and

•             please tell us how your accounting of this transition complies with IAS 19.

The Company changed the PRC pension plan into a defined contribution plan in second half 2005, retroactive to January 1, 2005. The following changes were made:

•                  The Company’s obligation is limited to the agreed amount (IAS 19.25a).
Three provisions in the former PRC pension plan have been eliminated:

1.          a temporary surcharge on the pension premium;

2.          a link between the pension premium and the percentage of coverage in the pension fund;

3.          a link between the time frame for the temporary surcharge and the realized percentage of coverage.

•                  There has been open, transparent communication to the employees of the changes made in the pension plan. In these communications, it was clearly stated that actuarial risks and investment risks fall on the employee. (IAS 19.25b)

•                  The pension is no longer based on the employee’s average salary but on an individually calculated and allocated available pension amount.

By making these changes, the Company has complied with IAS 19.

The release of a provision of EUR 13.1 million was calculated as follows:

(In millions of EUR)	Realized 1 Jan 2004	P&L 2004		Payments 2004		(profit) / loss	Realized 1 Jan 2005
Defined Benefit		1.7	Current service costs	(1.7)	Benefits	3.4
Obligation		2.9	Interest costs
	56.8	4.6		(1.7)		3.4	63.1
Asset at Fair				(2.8)	Contributions	0.0
Market Value				1.7	Benefits
	(42.5)	(3.0)	Return on assets	(1.1)		0.0	(46.6)

Funded Status	14.3	1.6		(2.8)		3.4	16.5
Unrecognised gains/(losses)						(3.4)	(3.4)
Net Liability / (Asset)	14.3	1.6		(2.8)		0.0	13.1

Note 18 — Application of Generally Accepted Accounting Principles in the United States of America, page F-41

37. Given that you have provided some financial information regarding discontinued operations in this note to the financial statements, it appears that you identified differences between US GAAP and IFRS. Please tell us what consideration was given to providing an explanation of the differences in a manner similar to your explanation of the GAAP differences related to goodwill and pension costs.

As mentioned in the response to comment 18, the 2005 divestments do not meet the definition of discontinued operations of IFRS 5 because these companies do not represent a major line of business or separate geographical area of operations. In future filings the Company will give a more detailed explanation on the difference between IFRS and US GAAP for discontinued operations.

The divested operations in 2005 consisted of the sale of the Spanish joint venture Grupo EP, and of the sale of Renardet/Sauti.

Under IFRS, the joint venture Grupo EP was consolidated on a proportional basis. This is not allowed under U.S. GAAP. Under U.S. GAAP, the net income from Grupo EP was included in income from non-consolidated companies (discontinued operations), which implies that the overall net income for the Company remained the same.

Note 20 — Explanation of Transition to IFRS, page F-46

38. In order to enable us to clearly understand the impact of each of the adjustments for which you have provided a textual description, please provide us with a reconciliation of the amounts reflected in the IFRS effect column to the textual description. For instance, tell us what comprises the 65,881 thousand euros adjustment to (Un)billed receivables. Refer to paragraph 40 of IFRS 1.

In accordance with paragraph 40 of IFRS 1, the Company discloses the following reconciliation of the amount reflected in the IFRS effect column on page F-47.

IFRS-adjustments as per December 31, 2004	(In thousands of EUR)

Intangible assets

Recapitalization of amortization goodwill for the year 2004	2,182

Additional capitalization software	79

Total increase Intangible assets		2,261

Tangible assets

Additional financial lease		1,307

Deferred tax assets

Earlier netted against deferred tax liabilities	4,420

Tax on new pension provision	4,353

Tax on provision for jubilee payments	315

Tax on proposal costs/general overhead in WiP	588

Total deferred tax assets		9,676

Inventories

Reclassified to line (Un-)billed receivables		(27,247)

(Un)billed receivables

Reclassified from line Inventories	27,247

Billings in excess of costs (reclassified to current liabilities)	40,273

Proposal costs eliminated	(2,634)

Adjustment project losses because of general overhead	618

Release of general provision bad debts	158

Other adjustments	219
		65,881

Reserve exchange rate differences (reclassified from Retained earnings)		13,709

Other changes in total group equity: see page F-48 and F-50

Provisions (First time adoption IFRS)

Provision pensions PRC	13,100

Provision pensions Germany & France	953

Provision jubilee payments	1,000
		15,053

Deferred tax liabilities

Deferred assets earlier netted against deferred tax liabilities		4,420

Long-term debt (financial leases)		962

Billings in excess of costs (reclassified from (Un)billed receivables)		40,273

Trade and other liabilities (current portion of financial leases)		449

Description of adjustments resulting from the implementation of IFRS (with respect to 2004)

Work-in-progress, page F-49

39. You state that the valuation principles do not lead to a different result, only to a timing difference in result taking; the 2004 income therefore has not been adjusted. Please help us understand which amounts you are referring to in this explanation. Please also help us understand why the timing difference would not result in the 2004 income being adjusted. For example, please clarify if both the previous GAAP treatment and IFRS treatment result in the amount being recorded in 2004 but during different months of 2004.

After thorough analysis of the projects in the Work in Progress and the IFRS valuation principles, the Company has adjusted the first time adoption difference for the Work in Progress (proposal costs and general overhead on loss making projects) which affects only the balance sheet. The expensing of proposal costs and general overhead on an incurred basis in the IFRS financial statements compared to the expensing of proposal costs upon percentage of completion of the contracts under previous GAAP does not affect the income statement. There are no income statement effects because the acquired contracts are equally spread over the year. Since proposal costs and overhead costs (on loss making projects) are no longer capitalized at the start of the project, extra costs will be reported, and upon completion of the project an extra profit will be shown as Work in Progress. These two effects compensate each other during the year because the contracts are equally spread over the year.

Deferred Compensation, page F-49

40. Please help us understand how you determined a 14,960,000 euros provision needed to be created and to stockholder’s equity in the 2004 opening balance sheet related to your defined benefit plans. Please help us understand the difference in your previous GAAP and IFRS related to these defined benefit plans that led to the additional provision needing to be recorded.

Under Dutch GAAP a provision for defined benefit plans was not necessary, while under IFRS such a provision is required.  As a consequence, the Company determined a EUR 14.9 million provision for defined benefit plans, based on actuarial calculations, needed to be recorded in the opening balance for fiscal year 2004. The main part relates to the PRC pension fund (EUR 14.3 million) as disclosed in our response to comment 36. The remaining EUR 0.6 million concerns an addition to the pension provision for France; local law in France requires a fixed amount reserve for every year employed.

41. Please tell us how you accounted for your cumulative actuarial gains and losses related to your employee benefits at the date of transition to IFRS. Refer to paragraph 20 of IFRS 1.

The Company expects that in the long-term actuarial gains and losses will offset one another. Therefore the Company views the post-employment benefit obligations as a range. For the transition to IFRS the Company used the corridor method. The actuarial gains or losses will be recognized in the statements of income in the next 10 years (IFRS 1.20 and IAS 19.95).

Please refer to our response to comment 36 where we show that no profit or loss had to be recognized in 2004.

* * * *

The Company represents and acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of the Company’s response and would like to do everything possible to facilitate your review. If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact us.

Yours sincerely,
ARCADIS NV

/s/ Ben A. van der Klift
Ben A. van der Klift
Chief Financial Officer